Exhibit 99.1

Akari Therapeutics Announces Positive Topline Results from Fully Recruited Phase II Study of Nomacopan in Bullous Pemphigoid Patients

‒	Study achieved primary endpoint of no drug-related serious adverse events and main secondary efficacy endpoints with 7 of the 9 treated patients showing a rapid and clinically significant reduction in Bullous Pemphigoid Disease Area Index (BPDAI) score

‒	Nomacopan has potential to replace long term steroid treatment (standard of care), which has multiple adverse effects in this elderly and frail population

‒	Nomacopan granted orphan drug designation by the U.S. Food and Drug Administration (FDA) for the treatment of BP in September 2019

‒	Expect to meet with the FDA and the European Medicines Agency (EMA) to discuss pivotal trial design in third quarter 2020

NEW YORK and LONDON, May 1, 2020 – Akari Therapeutics, Plc (Nasdaq: AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where the complement and/or leukotriene systems are implicated, announces that it achieved the primary and secondary endpoints for nomacopan in its fully recruited Phase II trial in BP and is planning to discuss Phase III pivotal study designs with the FDA and EMA.

“The role of both the leukotriene and complement pathways has been well documented in BP and the rapid clinical response and good safety profile seen in this phase II study was extremely positive given nomacopan’s unique bi functional inhibition of both C5 and LTB4,” commented Clive Richardson, Chief Executive Officer of Akari Therapeutics. “Our next steps are to work closely with U.S. and European regulators in order to secure a clear path forward to a pivotal trial for this severe orphan disease which has significant unmet clinical need and is a potential gateway to other dermatological conditions.”

Christian Sadik, M.D., lead investigator from the Department of Dermatology, University of Lubeck, Germany, commented, “Clinicians continue to seek an effective treatment for BP that can be administered in outpatient settings and minimize the use of steroids, which often cause significant clinical complications in this at risk population. I am therefore delighted by the promising results of Akari’s Phase II trial in BP which shows rapid efficacy, similar to potent steroids, but with the advantage of being well tolerated, and possessing a good safety profile.“

Summary of Topline Results of Phase II Study

The fully recruited Phase II trial of nomacopan for treatment of mild-to-moderate BP was a six-week open-label single-arm study evaluating safety and efficacy in 9 patients (7 with moderate severity, 2 mild). Patients entering the trial were at their choice permitted to use a low dose of mometasone1 topically to lesions for up to Day 21 as this was the first study of nomacopan in BP patients.

The trial achieved the main efficacy endpoints, which were clinically significant improvements in the Bullous Pemphigoid Disease Area Index (BPDAI) which provides an objective measure of the area of skin affected by inflammatory skin lesions (blisters, erythema and urticaria). Seven out of 9 patients showed a decrease by 4 or more points (deemed a minimal clinically important difference2) in the BPDAI activity score between baseline (Day 1) and Day 42, while 2 patients, both with relapsing disease on admittance to the trial, were non responders. The graph below shows the mean BPDAI activity score over the period of the trial for the 7 of 9 responders with more than a 20 point fall over the 42 day study and a decline in the mean BPDAI index by 29% at day 14, 70% at day 28 and 61% by day 42.

In the graph of mean BPDAI activity for the 7 responding patients, one patient experienced a flare in their disease after day 28, which is common in BP where patients are typically treated for 6 months or more with steroids to enable disease control. The two non responders showed worsening disease with an increase in their BPDAI score. The combined mean decline in the BPDAI index for all 9 patients was approximately 40% at day 42.

Improvement in BPDAI Index

Note : Nomacopan dosing initiated Day 1. The BPDAI activity score used above is a composite objective measure of the area of skin affected by blisters/erosions, cutaneous urticaria/erythema, mucosal blisters/erosions.

Of the 7 responders, 3 showed an 80%+ reduction in BPDAI score and 3 an approximately 40% reduction in BPDAI score within six weeks of starting nomacopan. For the responders, the response on nomacopan was rapid and is similar to what is seen with patients treated on potent oral steroids which is standard of care in the U.S. and parts of Europe for moderate to severe patients. Similarly, under typical standard of care around 20% of BP patients are considered non-responders3.

Nomacopan, dosed daily by subcutaneous injection, was well tolerated in this frail BP patient population with multiple comorbidities. The primary endpoint was the proportion of participants reporting grade 3, 4 and 5 adverse events, which are related/possibly related to nomacopan. None of the 9 patients reported any grade 3, 4 and 5 treatment related adverse events. The safety profile in BP mirrors over 30 cumulative patient-years of data from patients treated with nomacopan across all conditions in clinical development where the drug has proven well tolerated with no drug-related serious adverse events have been observed to date.

A summary of the topline Phase II results of nomacopan for the treatment of BP is available under Presentations in the Investor Relations section of the Company’s website at www.akaritx.com. The Company expects to report full data from the Phase II study at the European Academy of Dermatology and Venereology (EADV) congress in October 2020.

1.	Experts consider that mometasone may stabilize but not improve the symptoms of BP. Mometasone is a short acting, mid strength topical steroid not typically given as a treatment for BP

2.	Wijayanti A, Zhao CY, Boettiger D et al. The Reliability, Validity and Responsiveness of Two Disease Scores (BPDAI and ABSIS) for Bullous Pemphigoid: Which One to Use? Acta Derm Venereol. 2017; 97:24-31

3.	Roujeau J-C, Morel P, Dalle E, Guillot B et al. Plasma Exchange in Bullous Pemphigoid. Lancet 1984; 324:486-489

Background on Bullous Pemphigoid (BP)

BP is a severe orphan autoimmune inflammatory blistering skin disease with no approved treatments in the U.S. and Europe. This disease, most common in the elderly, is primarily treated with steroids and immunosuppressants for six months or more which bring with them deleterious side effects and an approximately three-fold increase in mortality in the BP treated population. The prevalence of BP is estimated to be over 100,000 patients in U.S. and Europe.

In BP patients there is evidence that both terminal complement activation (via complement component C5) and the lipid mediator leukotriene B4 (LTB4) have a central role in driving the disease. Ex vivo data in BP patients, published in the August 2019 edition of JCI Insight [LINK], showed a pronounced accumulation of LTB4 and C5 and its activation products in the inflamed skin of BP patients. This underlies the rationale for treatment with nomacopan which is a unique bifunctional inhibitor of both C5 and LTB4 and a range of downstream cytokines.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan, is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan is being clinically evaluated in: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), and thrombotic microangiopathy, or TMA. Akari believes that the dual action of nomacopan on both C5 and LTB4 may be beneficial in AKC and BP. Akari is also developing other tick derived proteins, including longer acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the outbreak of coronavirus; risks related to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:

Peter Vozzo
Westwicke Partners
(443) 213-0505
peter.vozzo@westwicke.com

Media Contact:

Mary-Jane Elliott / Sukaina Virji / Nicholas Brown
Consilium Strategic Communications
+44 (0)20 3709 5700
Akari@consilium-comms.com